Exhibit 99.1

(ABN 79 000 248 304)

Appendix 4D

Consolidated preliminary half year report

For the half year ended 31 December 2006
Compared to the half year ended 31 December 2005

23 February, 2007

		$ A

Revenues from operations	down 66.7% to	543,022

Loss from operations after tax	up 24.1% to	(5,626,435)

Net loss attributable to members	up 24.1% to	(5,626,435)

No interim dividend has been declared for the current period and no dividend was declared or paid for the previous year.

Net tangible assets (NTA) per share as at 31 December, 2006:  $0.054. [2005: $(0.036)]

The attached accounts have been reviewed.

Commentary on the Company’s operations for the six months to 31 December, 2006 is included on pages 2 and 3 of this report.

23 February, 2007

Dear Shareholder,

We are pleased to present to you the half-yearly results to December 31, 2006, and report on the substantial progress in the clinical, research and corporate activities of ChemGenex Pharmaceuticals.

As we continue to expand our registration-directed clinical programs our expenditure in the half year ended December 31, 2006 increased compared to the corresponding period last year. The total loss for the period of $5.626 million was 24.1% higher than for the corresponding period last year ($4.535 million). Revenue from ordinary activities of $0.543 million decreased by 66.7% over the corresponding period last year ($1.630 million) reflecting the completion of our research alliance with Vernalis.

The half-year to December 31, 2006 saw major advances in the development program for the company’s lead agent, Ceflatonin® (homoharringtonine). Our registration-directed trial for chronic myeloid leukemia (CML) patients who are resistant to Gleevec® and have the T315I Bcr-Abl point mutation commenced enrolment in Q3, 2006. We currently have nine centres in the USA and Europe working with us and we are looking to have 15 centres involved by H2, 2007.  In support of this key clinical program the United States Food and Drug Administration (FDA) granted Fast Track status for Ceflatonin in T315I positive CML patients in November 2006.  The Fast Track designation will enable ChemGenex to file a New Drug Application (NDA) on a rolling basis as data becomes available. This permits the FDA to review the filing as it is received, rather than waiting for the entire document prior to commencing the review process. Further support for our lead program came with the granting of a significant manufacturing patent by the United States Patent and Trademark Office in January 2007.

In addition to the registration-directed trial in CML patients with the T315I Bcr-Abl point mutation we will soon initiate a second registration-directed clinical trial with patients who have failed Gleevec and another tyrosine kinase inhibitor. Clinical trials are also continuing with Ceflatonin in combination with Gleevec treatment.  These trials are designed to increase commercial potential of Ceflatonin following product approval. Data presented by researchers from the M.D. Anderson Cancer Center in Houston at the American Society of Hematology annual meeting in December 2006 supports the efficacy of this combination therapy.

Looking forward, we expect to complete patient enrolment in the registration-directed phase 2/3 clinical trial of Ceflatonin in Gleevec-resistant CML patients with the T315I mutation in 2007. Pending successful clinical results and the meeting of other regulatory requirements, we will submit Ceflatonin to the FDA for product approval in 2008.

The phase 2 clinical study of our second compound, Quinamed® (amonafide dihydrochloride), at the Sarah Cannon Cancer Center in Nashville, Tennessee completed enrolment in late 2006. We are currently reviewing data and expect to announce results from these trials in H1, 2007. Pending positive trial results, we will initiate a phase 2b study of Quinamed in prostate cancer patients in H2, 2007.

The diabetes and obesity program is progressing several opportunities that we believe will be attractive to potential partners. The therapeutics program based on Gene Expression Signatures has identified four lead candidates that are currently in preclinical testing. The biomarkers program is developing both gene- and protein-based diagnostic assays that are being used to test our human sample libraries to determine if specific biomarkers are differentially expressed in humans prior to the onset of disease.

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752  Facsimile: +61 3
5227 1322
Email: chemgenex@chemgenex.com   ABN 79 000 248 304

In early February 2007 the company announced that two respected biotechnology investment funds had become significant shareholders in the company. Alta Partners, based in San Francisco and GBS Venture Partners, based in Melbourne participated in an acquisition of existing shares and capital raising for new shares and share options in ChemGenex.  Both Alta and GBS Ventures have outstanding reputations, and this transaction consolidates the financial position of the company at a critical time. Contemporaneous with the investment transaction, the company announced the appointment of two new Non-executive Directors; Mr Daniel Janney and Dr Geoff Brooke, and the resignation of four Non-executive Directors; Mr Kevin Dart, Mr Roger Byrne, Mr Peter Bradfield and Dr Denis Wade.

The last six months has seen a strong flow of positive news from our clinical and preclinical programs, and the Board and management team look forward to continuing the excellent progress as we move towards completing enrolment in our registration-directed trial in late 2007. We look forward to sharing this excitement, and the value it creates, with you.

Dr. Greg Collier
Managing Director

Auditor’s Independence Declaration to the Directors of ChemGenex PharmaceuticalsLimited

In relation to our review of the financial report of ChemGenex Pharmaceuticals Limited for theyear ended 31 December 2006, to the best of my knowledge and belief, there have been nocontraventions of the auditor independence requirements of the Corporations Act 2001 or anyapplicable code of professional conduct.

D R McGregor	Ernst & Young
Partner

Melbourne
22 February 2007

Liability limited by a scheme approved under

Professional Standards Legislation.

ChemGenex Pharmaceuticals Limited—Half-Year Report

Income Statement

HALF-YEAR ENDED 31 DECEMBER 2006	CONSOLIDATED

	2006	2005
	$	$
REVENUES
Research revenue	231,967	1,498,875
Finance income	311,055	131,277
	543,022	1,630,152
Research expenditure	(3,644,652)	(3,734,205)
GROSS LOSS	(3,101,630)	(2,104,053)

Other income	233,222	153,928
Administration costs	(544,198)	(526,194)
Employee costs	(1,093,243)	(1,346,282)
Scientific advisory board costs	(61,301)	(45,758)
Patent costs	(296,429)	(269,020)
Legal costs	(17,295)	(45,883)
Depreciation	(135,719)	(137,175)
Travel expenses	(135,850)	(161,101)
Accounting and audit costs	(86,000)	(53,869)
LOSS BEFORE INCOME TAX	(5,238,443)	(4,535,407)
Income tax expense	(387,992)	—
NET LOSS ATTRIBUTABLE TO MEMBERS OF CHEMGENEX PHARMACEUTICALS LIMITED	(5,626,435)	(4,535,407)

Basic loss per share (cents per share)	(3.71)	(3.95)
Diluted loss per share (cents per share)	(3.71)	(3.95)

Balance Sheet

	CONSOLIDATED

	AS AT 31 DECEMBER 2006	AS AT 30 JUNE 2006
	$	$
CURRENT ASSETS
Cash and Cash Equivalents	9,884,651	15,553,696
Trade and Other Receivables	0	79,011
Prepayments	323,584	71,974
TOTAL CURRENT ASSETS	10,208,235	15,704,681
NON-CURRENT ASSETS
Plant and equipment	200,189	328,820
Goodwill	16,931,750	16,931,750
TOTAL NON-CURRENT ASSETS	17,131,939	17,260,570
TOTAL ASSETS	27,340,174	32,965,251

CURRENT LIABILITIES
Trade and Other Payables	1,583,991	1,621,865
Derivatives	98,444	—
Provision for Employee Entitlements	170,974	153,105
Provision for Income Tax	375,984	—
Deferred revenue	7,950	185,372
TOTAL CURRENT LIABILITIES	2,237,343	1,960,342
NON-CURRENT LIABILITIES
Provision for Employee Entitlements	31,128	—
TOTAL NON-CURRENT LIABILITIES	31,128	—
TOTAL LIABILITIES	2,268,471	1,960,342

NET ASSETS	25,071,703	31,004,909
EQUITY
Issued Capital	99,952,042	99,892,615
Reserves	12,568,085	12,934,283
Accumulated losses	(87,448,424)	(81,821,989)

TOTAL EQUITY	25,071,703	31,004,909

Cash Flow Statement

HALF-YEAR ENDED 31 DECEMBER 2006	CONSOLIDATED

	2006	2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Government grant received	70,000	—
Proceeds from research revenue	60,000	1,576,276
Payments to suppliers and employees	(6,162,439)	(5,917,241)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(6,032,439)	(4,340,965)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	311,055	131,227
Payments for property plant and equipment	(7,088)	(8,699)
NET CASH FLOWS FROM INVESTING ACTIVITIES	303,967	122,528

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	90,000	—
Transaction costs of previous issue of shares	(30,573)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES	59,427	—

NET DECREASE IN CASH HELD	(5,669,045)	(4,218,437)
Cash at beginning of financial year	15,553,696	8,511,952
CLOSING CASH CARRIED FORWARD	9,884,651	4,293,515

Statement of Changes in Equity

				Reserves
	Issued	Capital	Asset	FX	Option	Equity	Accumulated	Total
	Capital	Profits	Revaluation	Translation	Premium	Options	Losses	Equity
	$	$	$	$	$	$	$	$
At 30 June, 2005	84,592,891	648,540	150,447	—	10,866,878	428,962	(71,452,270)	25,235,448
Loss for six months to 31 December, 2005	—	—	—	—	—	—	(4,535,407)	(4,535,407)
Total income/(expense) for the period	—	—	—	—	—	—	(4,535,407)	(4,535,407)
Share-based payments	—	—	—	—	—	309,963	—	309,963

At 31 December, 2005	84,592,891	648,540	150,447	—	10,866,878	738,925	(75,987,677)	21,010,004
Loss for the six months to 30 June, 2006	—	—	—	—	—	—	(5,834,312)	(5,834,312)
Total income/(expense) for the period	—	—	—	—	—	—	(5,834,312)	(5,834,312)
Issue of share capital(i)	15,723,021	—	—	—	—	—	—	15,723,021
less cost of issue	(423,297)	—	—	—	—	—	—	(423,297)
Share-based payments	—	—	—	—	—	529,493	—	529,493

At 30June, 2006	99,892,615	648,540	150,447	—	10,866,878	1,268,418	(81,821,989)	31,004,909
Foreign Exchange Translation	—	—	—	(417,428)	—	—	—	(417,428)
Loss for six months to 31 December, 2006	—	—	—	—	—	—	(5,626,435)	(5,626,435)
Total income/(expense) for the period	—	—	—	(417,428)	—	—	(5,626,435)	(6,043,863)
Issue of share capital(ii)	90,000	—	—	—	—	—	—	90,000
Less cost of issue(iii)	(30,573)	—	—	—	—	—	—	(30,573)
Share-based payments	—	—	—	—	—	51,230	—	51,230

At 31 December, 2006	99,952,042	648,540	150,447	(417,428)	10,866,878	1,319,648	(87,448,424)	25,071,703

(i)                                    In May 2006 Chemgenex Pharmaceuticals Limited announced a programme of share issues to provide working capital and to continue the company’s ongoing research activities-

•                  On May 18, 2006 16,700,000 ordinary shares were issued at 43 cents each.  This issue was ratified by an Extraordinary General Meeting of shareholders held on 16 June , 2006.

•                  On 1 June , 2006 1,665,170 ordinary shares were issued at 43 cents under a Share Placement Programme offered to all shareholders

•                  On 16 June , 2006 18,200,000 ordinary shares were issued at 43 cents per share following approval by an Extraordinary General Meeting of shareholders held on 16 June , 2006.

(ii)                                 On 21 December , 2006 300,000 ordinary shares were issued after options granted at the Annual General Meeting o f21 November , 2003 were exercised. Under the terms approved by share holders these options were exercised at 30 cents each and the 300,000 shares issued raised $90,000.

(iii)                              Costs associated with the May 2006 issue not processed until after30  June , 2006.

Notes to the Half-Year Financial Statements

31 DECEMBER 2006

1.         CORPORATE INFORMATION

ChemGenex Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (“ASX”) and are traded as Level 2 American Depository Receipts (“ADRs”) on the NASDAQ Stock Market.

The nature of the operations and principal activities of the Group are described in note 3.

The financial report of ChemGenex Pharmaceuticals Limited (the Company) for the half-year ended 31 December, 2006 was authorised for issue in accordance with a resolution of the directors on 22 February, 2007.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of ChemGenex Pharmaceuticals Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by ChemGenex Pharmaceuticals Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a)        Basis of Preparation

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

The half-year financial report has been prepared in accordance with the historical cost convention.

The financial report is presented in Australian dollars.

For the purposes of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b)        Summary of significant accounting policies

The half-year consolidated financial statements have been prepared using the same accounting treatment as used in the annual financial statements for the year ended 30 June 2006. Australian Accounting Standards and Interpretations that were mandatory for adoption by the Group from 1 July 2006 had no impact on this half-year financial report.

3.         DIVIDENDS PAID AND PROPOSED

No dividends have been paid or proposed during the six months ended December 31, 2006. (2005: Nil).

4.         CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets.

5.         SEGMENT INFORMATION

The economic entity performs biotechnology research.

Following the acquisition of ChemGenex Therapeutics Inc. in June 2004 the economic entity’s operations have been conducted in Australia and the United States of America.

Discovery and clinical research activities in oncology are managed at the Group’s American offices in Menlo Park, California.

Discovery into metabolic syndrome and depression are managed from the Group’s corporate head office at Geelong, Victoria, Australia.

	Australia	United States of America	Total
Half year to 31 December, 2006	$	$	$
Revenue
Research revenue	231,967	—	231,967
Other revenue	233,222	—	233,222
Inter-segment sales	—	2,271,382	2,271,382
Total segment revenue	465,189	2,271,382	2,736,571
Unallocated income and eliminations	214,793	(2,175,120)	(1,960,327)
Total consolidated revenue	679,982	96,262	776,244
Result
Segment result	(5,414,743)	(211,692)	(5,626,435)
Inter-segment elimination	2,271,382	(2,271,382)	—
Net loss for the period	(3,143,361)	(2,483,074)	(5,626,435)

	Australia	United States of America	Total
Half year to 31 December, 2005	$	$	$
Revenue
Research revenue	1,498,875	—	1,498,875
Other revenue	153,928	—	153,928
Inter-segment sales	—	—	—
Total segment revenue	1,652,803	—	1,652,803
Unallocated income and eliminations	131,248	29	131,277
Total consolidated revenue	1,784,051	29	1,784,080
Result
Segment result and net loss for the period	(2,150,452)	(2,384,955)	(4,535,407)

6.         SUBSEQUENT EVENTS

On 8 February, 2007 Charter Pacific Corporation, at that time the Company’s largest shareholder, announced the sale of 28,100,000 shares in ChemGenex Pharmaceuticals Limited to institutional investors including interests associated with Alta Partners and GBS Venture Partners.

On 8 February, 2007 the Company announced a placement of 17,056,377 shares at 62 cents and 5,685,459 options to interests associated with Alta Partners and GBS Venture Partners. The share issue will raise $10,574,954 in equity capital. The options will have an exercise price of 75 cents each and will expire 5 years from issue.

On 8 February, 2007 the Company announced a rights issue to eligible share holders of shares at 62 cents and 5 year options at an exercise price of 75 cents. Details of this rights issue will be provided to shareholders in due course.

Following the share transfer on 8 February, 2007 the Company accepted the resignation of the following directors- Kevin Dart, Roger Byrne, Peter Bradfield and Denis Wade.

On February 8, 2007 the Company announced that Daniel Janney and Geoff Brooke would become directors of the Company. These appointments became effective on 13 February, 2007.

Director’s Declaration

DECLARATION

In accordance with a resolution of the directors of ChemGenex Pharmaceuticals Limited, I state that:

In the opinion of the directors:

(a)        the financial statements and notes of the consolidated entity:

(i)                                    give a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)                                 comply with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)                                there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable

On behalf of the Board

Dr. G. Collier

Managing Director,

Melbourne.

22 February, 2007

To the members of ChemGenex Pharmaceuticals Ltd

Report on the Half-Year Condensed Financial Report

We have reviewed the accompanying half year financial report of ChemGenex Pharmaceuticals Ltd and the entities it controlled during the half year, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors’ declaration.

Directors’ Responsibility for the half year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of ChemGenex Pharmaceuticals Ltd and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of ChemGenex Pharmaceuticals Ltd and the entities it controlled during the half year, is not in accordance with:

(a) the Corporations Act 2001, including:

(i)             giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of its performance for the half year ended on that date; and

(ii)          complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)        other mandatory financial reporting requirements in Australia.

Ernst & Young

D R McGregor

Partner

Melbourne

22 February 2007

Liability limited by a scheme approved under

Professional Standards Legislation.